FULBRIGHT & JAWORSI [redacted]
A REGISTERED LIMITED LIABILITY PART
666 FIFTH AVENUE, 31ST FL
NEW YORK, NEW YORK 10103
WWW.FULBRIGHT.COM

08001014

JOHANNES K. GÄBEL
PARTNER
JGABEL@FULBRIGHT.COM

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

February 22, 2008

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

PROCESSED
MAR 04 2008
THOMSON
FINANCIAL

3/3

45825963.1

FJH Corporate News

FJH: Change to the Executive Board / Order development and preliminary figures for FY 2007

Munich, 20 February 2008 – FJH AG (ISIN DE0005130108), a leading supplier of software and consulting for the insurance industry and other financial services, announces changes to the Executive Board.

Stephan Schulak, member of the Executive Board of FJH AG and CFO, resigns at his own request as member of the Executive Board and from all his other positions within the FJH Group effective from the end of April 15, 2008 to pursue an alternative outside of FJH AG. On today's meeting, the Supervisory Board agreed to his resignation. The Supervisory Board regrets Schulak's decision, appreciates his contribution and wishes Stephan Schulak all the best for the future.

The responsibilities previously held by Stephan Schulak will be taken over by the experienced Executive Board Members Michael Junker and Thomas Junold as it was prior to Schulak's entrance.

Also thanks to a pleasing order situation in the region USA, order backlog (firm orders and orders with a probability of at least 80%) as of Jan 1st, 2008 amounted to 40.6 million Euro, about 10% above previous year's figure (37.0 million Euro). Thus, basic conditions are provided to continue the pleasant development also in 2008.

Based on preliminary, unaudited figures, revenues in fiscal year 2007 achieved 61.3 million Euro (previous year: 56.9 million Euro). EBIT from today's perspective is expected in a range of +5 million Euro (previous year: -4.9 million Euro).

The final, audited figures for fiscal year 2007 as well as guidance for the current fiscal year will be announced March 27th, 2008.

FJH

About FJH:

FJH AG is a leading supplier of software and consulting for the insurance industry and other financial services. Under its brand name FJA the FJH Group offers a broad range of software solutions to support insurance companies and pension providers in all key areas and issues. Products include policy administration systems, process and document management software and point-of-service solutions through to systems for asset liability management and corporate management.

FJH has longstanding business relations with around half of all life insurers in Germany for whom it has successfully implemented numerous major projects over the last 27 years; its clients also include renowned health and non-life insurers. Globally, FJH's software is used for 26 countries on five continents, including the USA and Australia and a number of Eastern European countries.

Currently, the FJH Group employs around 450 people at its head office in Munich, its German offices in Hamburg, Cologne and Stuttgart and its subsidiaries in Switzerland, Austria, the USA and Slovenia.

The Company was founded in 1980 and has been listed on the Frankfurt Stock Exchange since February 2000. FJH AG was included in the Prime Standard index in January 2003.

For further information please contact:

FJH AG, Dorothea Kurtz, Elsenheimerstr. 65, D-80687 Munich,
Telefon 089 769 01 7002, Telefax 089 769 01 606, E-Mail dorothea.kurtz@fjh.com

FILE NO. 82-5077

FJH

<u>Ad hoc announcement</u>

Change to the Executive Board

Munich, 20 February 2008 – FJH AG (ISIN DE0005130108) announces changes to the Executive Board.

Stephan Schulak, member of the Executive Board of FJH AG and CFO, resigns at his own request as member of the Executive Board and from all his other positions within the FJH Group effective from the end of April 15, 2008. On today's meeting, the Supervisory Board agreed to his resignation. The responsibilities previously held by Stephan Schulak will be taken over by the experienced Executive Board Members Michael Junker and Thomas Junold.

FJH AG
Eva Hesse
Elsenheimerstraße 65
80687 Munich
Germany
Phone: +49 (0) 89 769 01 274
Fax: +49 (0) 89 769 01 606
E-mail: eva.hesse@fjh.com
Internet: www.fjh.com

END